Exhibit 99.1

News for Release:	5:00 a.m. Beijing/Hong Kong Time, Thursday, August 5, 2004
5:00 p.m. EDT / 2:00 p.m. PDT, Wednesday, August 4, 2004

Linktone Reports Second-Quarter 2004 Results

SHANGHAI, China, August 5, 2004 — Linktone Ltd. (Nasdaq: LTON), a leading provider of wireless value-added services to mobile phone users in China, today announced its financial results for the second quarter ended June 30, 2004.

Linktone’s gross revenues for the second quarter of 2004 were $12.1 million, more than three times the $3.3 million reported for the second quarter of 2003 and up 29% from $9.4 million for the first quarter of 2004. Net income for the second quarter of 2004 was $3.5 million, or $0.13 per fully diluted American Depositary Share (ADS). This was more than four times the $0.8 million, or $0.03 per fully diluted ADS, reported for the second quarter of 2003 and up 24% from $2.8 million, or $0.11 per fully diluted ADS, for the first quarter of 2004. Weighted average ADSs outstanding used in per-share computations on a fully diluted basis increased 30% year-over-year and 14% sequentially.

In the second quarter, the number of paying users per month averaged 6.9 million, up 15% from 6.0 million for the first quarter. Average revenue per user (ARPU) reached $0.58 per month for the second quarter, up 12% from $0.52 per month for the previous quarter.

Linktone’s short messaging services (SMS) revenue for the second quarter was $11.0 million, up 19% from the first quarter of 2004. The company attributed the increase principally to its broader mix of marketing channels, expanded sales network and enhanced SMS product portfolio.

2.5G services, such as multimedia messaging services (MMS), wireless application protocol (WAP) services and Java games, and voice entertainment services, such as ring-back services and interactive voice response (IVR) services, together accounted for $1.1 million, or 9% of Linktone’s second-quarter gross revenues, up sequentially from 1%.

“We sustained our revenue and earnings momentum through the first half of 2004 by attracting new users from a broader geographic base, migrating existing users to higher-value services and winning customers from competitors,” said Raymond Yang, chief executive officer of Linktone. “In the second quarter, our SMS business continued to show strong growth as a result of targeted media advertising and Web site enhancements, new products and product upgrades, and localized sales penetration of second-tier provinces. At the same time, the revenue contribution of our 2.5G and voice entertainment services increased significantly, due to aggressive development and promotion resulting in traction with both central and local network operators.”

Yang continued, “Looking ahead to the second half of 2004, we expect to accelerate our momentum in non-SMS markets, leveraging the scalable business model, innovative product development, diversified marketing channels, strong operator relationships, and international and local content partnerships that continue to drive Linktone’s leadership in the wireless value-added services market. Over the last year, we have intensified the focus of our

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development team on next-generation and voice services, and more recently, we have mobilized our sales force to address these emerging opportunities in line with overall market development. We are also investing in marketing and advertising programs designed to build the Linktone brand among consumers throughout China, the world’s largest and fastest growing market for wireless communications.”

Linktone’s gross margin for the second quarter was 68%, compared with 65% for the second quarter of 2003 and with 68% for the first quarter of 2004. This trend reflected steady sales of higher-margin, subscription-based SMS, as well as 2.5G services. Beginning in the second quarter of 2004, consistent with industry practice, the Company’s gross margin has been reflected as a percentage of net revenues. Gross margin figures in this release are presented on this basis. The Company previously reported gross margin as a percentage of gross revenues.

Second-quarter operating expenses totaled $4.6 million, compared with $1.2 million for the same quarter a year ago and with $3.3 million for the prior quarter. The sequential increase supported Linktone’s continued investments in marketing and sales staffing, advertising and branding programs, and new 2.5G and voice entertainment services to drive revenue growth.

Operating expenses included $0.5 million, or $0.02 per fully diluted ADS, of non-cash stock-based compensation expense, compared with $0.2 million, or $0.01 per fully diluted ADS, for the second quarter of 2003 and with $0.4 million, or $0.02 per fully diluted ADS, for the first quarter of 2004.

Gross revenues for the first six months of 2004 were $21.5 million, up from $5.0 million for the first half of 2003. Six-month net income was $6.4 million, or $0.24 per fully diluted ADS, up from $0.9 million, or $0.04 per fully diluted ADS, for the same period a year earlier.

At June 30, 2004, Linktone’s balance sheet included cash and cash equivalents of $73.2 million, reflecting the net proceeds of the initial public offering in the prior quarter. During the second quarter, Linktone generated positive net cash flow from operations of $2.2 million.

Quarterly Business Highlights

During and beyond the second quarter, Linktone’s operational and marketing highlights included service rankings, content partnerships and new products:

Rankings

•	Ranking among the top three wireless value-added service providers in first-tier provinces by China Mobile and China Unicom, the two principal mobile network operators in China, based on revenue contribution during the second quarter
•	New and improved service rankings of Linktone’s MMS (top 10 from top 20 previously), ring-back services (top 3), and IVR services (top 10) by China Mobile, based on revenue contribution and customer satisfaction during the second quarter
•	Ranking of Tom & Jerry Cheese Chase as the number-one Java game at China Mobile, with record download volumes

Partnerships

•	New and renewed agreements with regional subsidiaries of the world’s five largest music publishers—Sony/ATV Music Publishing (Hong Kong), Warner/Chappell Music H.K.,

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Universal Music Publishing, BMG Music Publishing Hong Kong, and EMI Music Publishing Hong Kong—to provide content for Linktone’s voice entertainment services
•	Strategic alliance with AVEX, the leading record label in Japan, for the distribution of AVEX content on Linktone 2.5G and voice entertainment platforms and the development of the official WAP site for AVEX China
•	Renewal of Linktone’s agreement with STAR TV for the development and delivery of wireless value-added services offered in connection with STAR’s music and entertainment programs
•	Agreements with China National Radio to deliver wireless audio coverage of the 2004 Summer Olympic Games in Athens and with China Central Television (CCTV) to distribute its entertainment programs, both on Linktone’s IVR platform
•	Extension of the licensing agreement with Turner Broadcasting System’s Cartoon Network for Java games
•	Content agreements for MMS downloads with Associated Press, Shogakukan of Japan, and One Mobile Nation, which is licensed to provide content featuring Barbie and Garfield

Products

•	Launch of Cartoon Network Java games featuring Tom & Jerry and the Powerpuff Girls
•	Release of Love Genie, an avatar-based WAP mobile dating service developed in partnership with Vasunas of Singapore
•	Launch of six new voice entertainment services for China Mobile’s IVR system
•	Connection of Linktone’s IVR system to China Netcom and China Unicom, with connection planned for China Telecom in the third quarter of 2004
•	Strengthening of the SMS product line with the launch of Crystal Ball, a fortune-telling game, and the upgrade of WonderWorld, a virtual community game, to address local preferences

Business Outlook

For the third quarter of 2004, Linktone expects sequential gross revenue growth of approximately 13-18%, with non-SMS services contributing approximately 15-17% of gross revenues. The company anticipates sequential net income growth of approximately 13-18%. Third-quarter gross margin is expected to be approximately 66-69%, and operating expenses are expected to be approximately 35-40% of gross revenues.

“While Linktone has recorded sequential gross revenue growth of 25% or more for the last six quarters, we are taking a more conservative approach to our outlook for the third quarter, given the near-term impact of increased focus on compliance and new service initiatives by mobile operators and associated implementation issues,” said Yang. “We believe that these developments will improve the industry by creating a stronger, healthier market and a more positive experience for the mobile consumer. We also believe that we are well-positioned to navigate the current market transition, and we envision continued opportunities for profitable growth in a more sophisticated industry environment.”

Today’s Conference Call

As previously announced, Linktone management plans to host a conference call to discuss second-quarter results at 8:00 a.m. Beijing/Hong Kong Time on August 5, which is 8:00 p.m.

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Eastern Daylight Time and 5:00 p.m. Pacific Daylight Time on August 4. The dial-in number for the call is 800-473-6123 for U.S. callers and 973-582-2703 for international callers.

A phone replay of the call will be available from August 4 to September 3 (U.S. Daylight Time). To access this replay, U.S. callers should dial 877-519-4471 and enter code number 4964776; international callers should dial 973-341-3080 and enter the same code number.

Also, a Webcast of this call will be available live and archived for one full year on the Linktone Web site at http://english.linktone.com/aboutus/index.html.

About Linktone Ltd.

Headquartered in Shanghai, Linktone Ltd. is a leading provider of wireless value-added services to mobile phone users in China. Working in close partnership with China’s mobile operators, China Mobile and China Unicom, Linktone provides a diverse portfolio of wireless content and applications, with a particular focus on media, entertainment and communications. Through in-house development and alliances with local and international content partners, the company develops, aggregates and distributes innovative and engaging products for its growing user community.

Safe Harbor: Forward-Looking Statements

This press release contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements regarding our expectations of accelerating the company’s momentum in non-SMS markets in the second half of 2004, leveraging the scalable business model, innovative product development, diversified marketing channels, strong operator relationships, and international and local content partnerships that continue to drive Linktone’s believed leadership in the wireless value-added services market; our investments in marketing and advertising programs designed to build the Linktone brand among consumers throughout China; our outlook for the sequential growth of gross revenues and net income, gross margin, operating expenses as a percentage of gross revenues, and the contribution of non-SMS services to gross revenues for the third quarter of 2004; our view of the near-term impact of service quality initiatives by mobile operators and associated implementation and integration issues, and our belief that these initiatives will improve the industry by creating a stronger, healthier market and a more positive experience for the mobile consumer; our belief that we are well-positioned to navigate the current market transition; and our vision of continued opportunities for profitable growth in a more sophisticated industry environment. You can identify these forward-looking statements by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” and similar statements. The accuracy of these statements may be impacted by a number of business risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including risks related to: the risk that changes in industry regulations and policies will adversely affect our growth and profitability; the risk that our current or new services will not be popular for whatever reason; our ability to maintain and increase our customer base over China Mobile’s and China Unicom’s networks; the risk that our use of the proceeds of our initial public offering may not effectively enhance our business; the risk that the cost of continuously developing new services to compete in the rapidly developing wireless value-added services market in China will adversely affect our profitability; the success of the phones

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that embed our services, which is beyond our control; the risk that users purchase such phones but are unwilling or unable to purchase our wireless value-added services due to cost concerns or other reasons; the possibility that the Chinese wireless market will not continue to grow or that we are not able to offer services which are compatible with the most popular wireless technologies in China; our ability to maintain our existing content partnerships and to enter into new successful partnerships; the risk that the trading price of our American Depositary Shares may decrease for a variety of reasons; and other risks outlined in our filings with the Securities and Exchange Commission, including our registration statement on Form F-1. We do not undertake any obligation to update this forward-looking information, except as required under applicable law.

Investor/Media Contacts:

Stella Chen
Linktone Ltd.
Tel: 86-21-6361 1583
stella.chen@linktone.com

Tod Bottari
Demer IR Counsel, Inc.
Tel: 925-938-2678, ext. 235
Tbottari@demer-ir.com

—Financial Statements Attached—

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LINKTONE LTD.
CONSOLIDATED BALANCE SHEETS
(IN U.S. DOLLARS, EXCEPT SHARE DATA)

	June 30,	December 31,
	2004	2003
	(unaudited)	(audited)
Assets
Current assets:
Cash and cash equivalents	73,243,153	5,612,893
Accounts receivable, net	7,844,530	3,092,619
Deposits and other receivables	1,182,159	554,300
Total current assets	82,269,842	9,259,812
Property and equipment, net	1,381,505	450,238

Total assets	83,651,347	9,710,050
Liabilities, redeemable equity and shareholders’ equity
Current liabilities:
Tax payable	1,341,291	986,748
Accrued liabilities and other payables	2,136,561	919,222
Due to related parties	13,792	13,792
Total current liabilities	3,491,644	1,919,762
Total liabilities	3,491,644	1,919,762

Series B redeemable convertible preferred shares ($0.01 par value; 66,172 shares authorized, issued and outstanding as of December 31,2003)	—	583,672
Series C redeemable convertible preferred shares ($0.01 par value; 245,203 shares authorized, issued and outstanding as of December 31,2003)	—	2,000,000
Series E redeemable convertible preferred shares ($0.01 par value; 101,570 shares authorized, issued and outstanding as of December 31,2003)	—	999,997
Shareholders’ equity
Ordinary shares($0.0001par value; 500,000,000 shares authorized; 97,390,000 shares issued and outstanding as of December 31,2003; 250,195,500 shares issued and outstanding as of June 30,2004)	25,020	9,739
Series A convertible preferred shares($0.01 par value; 386,848 shares authorized, issued and outstanding as of December 31,2003)	—	1,624,732
Series B convertible preferred shares($0.01 par value; 110,287 shares authorized, issued and outstanding as of December 31,2003)	—	900,656
Series D convertible preferred shares($0.01 par value; 101,570 shares authorized, issued and outstanding as of December 31,2003)	—	1,000,000
Additional paid-in capital	77,988,614	5,811,354
Deferred stock-based compensation	(3,739,018)	(4,691,825)
Statutory reserves	500,000	500,000
Accumulated other comprehensive loss	(137)	(411)
Retained earnings (accumulated deficit)	5,385,224	(947,626)
Total shareholders’ equity	80,159,703	4,206,619

Total liabilities, redeemable equity and shareholders’ equity	83,651,347	9,710,050

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LINKTONE LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME
(IN U.S. DOLLARS, EXCEPT SHARE DATA)

	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2004	2003	2004	2003
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Gross revenues	12,119,218	3,281,084	21,507,790	5,020,196

Business tax	522,174	222,419	1,014,686	330,961
Net revenues	11,597,044	3,058,665	20,493,104	4,689,235
Cost of services	3,697,302	1,063,862	6,501,714	1,671,139
Gross profit	7,899,742	1,994,803	13,991,390	3,018,096

Operating expenses:
Product development	658,612	161,502	1,168,271	297,485
Selling and marketing	2,159,629	419,993	3,354,135	831,974
Stock-based compensation	534,146	180,998	952,807	180,998
Other general and administrative	1,253,874	452,549	2,399,114	830,174
Total operating expenses	4,606,261	1,215,042	7,874,327	2,140,631
Income from operations	3,293,481	779,761	6,117,063	877,465
Interest income	192,328	6,001	209,464	12,798
Other income	34,530	—	34,530	—
Income before tax	3,520,339	785,762	6,361,057	890,263
Net income	3,520,339	785,762	6,361,057	890,263

Accretion on Series B redeemable preferred share	—	(34,682)	(28,206)	(69,364)
Amount allocated to participating preference shareholders	—	(382,680)	(954,653)	(418,253)
Net income attributable to ordinary shareholders	3,520,339	368,400	5,378,198	402,646

Other comprehensive income:
Foreign currency translation adjustment	683	69	273	221
Comprehensive income	3,521,022	785,831	6,361,330	890,484
Earning per ordinary share:
Basic	0.01	0.00	0.03	0.00
Diluted	0.01	0.00	0.02	0.00
Earning per ADS:
Basic	0.14	0.04	0.27	0.04
Diluted	0.13	0.03	0.24	0.04
Weighted average ordinary shares:
Basic	250,153,065	97,390,000	197,283,362	97,390,000
Diluted	275,536,904	212,296,198	258,228,018	201,347,500
Weighted average ADSs:
Basic	25,015,307	9,739,000	19,728,336	9,739,000
Diluted	27,553,690	21,229,620	25,822,802	20,134,750